# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T115
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 299 Park Avenue, 12th Floor, New York, New York (NY), 10171
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063111

## Reporting persons
- Kibo Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 3,130,326; shared voting power 0; sole dispositive power 3,130,326; shared dispositive power 0; aggregate amount beneficially owned 3,130,326 (7.3% of the class)
  Comment: 1 Based on 42,757,895 shares common stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K filed on February 21, 2025.

## Item 1. Issuer
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 Park Avenue, 12th Floor New York, New York, 10171

## Item 2. Person Filing
Name of person filing: Kibo Investments Pte. Ltd.
Address of principal business office or, if none, residence: 12 Marina Boulevard, #24-03, MBFC Tower 3, Singapore 018982
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,130,326
Percent of class: 7.3
Sole power to vote or to direct the vote: 3,130,326
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,130,326
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kibo Investments Pte. Ltd.: /s/ Bernard Fung, Bernard Fung, Director (04/02/2025)